Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CONNECTED TRANSACTION

CAPITAL CONTRIBUTION TO CHINA RAILWAY EXPRESS CO., LTD.

The Capital Contribution

In light of business development needs, CRE, a subsidiary of CSRG and in which the Company has 0.41% shareholding interests, proposed to raise capital from its shareholders. On January 26, 2021, the Board has approved the Capital Contribution, pursuant to which the Company proposes to inject RMB86,064,518.10 in cash into the capital of CRE in proportion to its shareholding interests.

Listing Rules Implications

As all the applicable Percentage Ratios are less than 5%, the Capital Contribution does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

CSRG is the de facto controller of GRGC, the largest Shareholder holding an aggregate of 37.12% of the issued share capital of the Company as at the date of this announcement. CRE is a subsidiary of CSRG. Accordingly, CSRG and CRE are connected persons of the Company and the Capital Contribution by the Company to CRE constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable Percentage Ratios in respect of the Capital Contribution are more than 0.1% but all the applicable Percentage Ratios are less than 5%, the Capital Contribution is subject to the reporting and announcement requirements but exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

At the Board meeting held to approve the Capital Contribution, Mr. Wu Yong, Mr. Guo Jiming, Mr. Wang Bin and Mr. Zhang Zhe were considered to be interested in the Capital Contribution and had abstained from voting on the relevant Board resolutions.

THE CAPITAL CONTRIBUTION

In light of business development needs, CRE, a subsidiary of CSRG and in which the Company has 0.41% shareholding interests, proposed to raise capital from its shareholders. On January 26, 2021, the Board has approved the Capital Contribution, pursuant to which the Company proposes to inject RMB86,064,518.10 in cash into the capital of CRE in proportion to its shareholding interests.

The amount of the Capital Contribution was determined based on the business development needs of CRE and the proportion of the Company’s shareholding interests in CRE. Details of contributions proposed to be made by the CRE Shareholders are set out below:

CRE Shareholder	Type of contribution	Amount of contribution
CSRG	Conversion of debt into equity	RMB	20,998,817,254.53
Xizang Lingfeng	Cash	RMB	102,457,758.60
The Company	Cash	RMB	86,064,518.10
Total:		RMB	21,187,339,531.23

After completion of the CRE Capital Raising, the registered capital of CRE will be increased from RMB2,892,355,760 (as at the date of this announcement) to RMB24,079,695,290.

Changes to the Shareholding Structure of CRE

Changes to the shareholding structure of CRE as a result of the CRE Capital Raising are set out below:

CRE Shareholder	Shareholding as at the date of this announcement	Shareholding upon completion of the CRE Capital Raising
CSRG and its subsidiaries	99.11%	99.11%
- CSRG	62.15%	94.67%
- 18 wholly-owned subsidiaries of CSRG	36.96%	4.44%
Xizang Lingfeng	0.48%	0.48%
The Company	0.41%	0.41%

	100%	100%

FINANCIAL EFFECT OF THE CAPITAL CONTRIBUTION

The amount of RMB86,064,518.10 to be contributed by the Company in cash will be funded by internal resources of the Company. Upon completion of the CRE Capital Raising, the shareholding interests of the Company in CRE will remain unchanged. The Board believes that the Capital Contribution will not have any material effect on the financial position or operation results of the Company.

REASONS FOR AND BENEFITS OF THE CAPITAL CONTRIBUTION

In recent years, the high-speed railway express transport has been developing rapidly as a result of the continuous expansion of high-speed railway networks in the PRC, the significant advancement of technology and equipment and the general improvement of service quality. Leveraging on the high-speed railway networks, CRE has achieved an accelerated development of its high-speed railway express transport business and a significant improvement of its operation results. Currently the operation networks of high-speed railway express transport have covered a total of 218 high- speed railway stations nationwide. It is expected that a professional, large-scale, intensive, intelligent and integrated logistics system of high-speed railway express transport and new forms of freight transport business will be formed and the high-speed railway express transport business will continue to flourish in the future as a result of the acceleration of the high-speed railway networks construction and the upgrade of technology and equipment.

The CRE Capital Raising will optimize the capital structure of CRE, enhance its operational efficiency and market competitiveness and secure a high-quality development in the future. The Company expects that the CRE Capital Raising will help increase the return on the Company’s investment. As such, the Directors (including the independent non-executive Directors) are of the view that the terms of the Capital Contribution are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

INFORMATION ON THE COMPANY

The Company is mainly engaged in railway passenger and freight transport business, the Hong Kong Through Train passenger transport business in cooperation with MTR Corporation Limited and provision of railway management services for other railway companies in the PRC. The Company is also engaged in provision of integrated services in relation to railway facilities and technology, commercial trading and operation of other industrial businesses that are consistent with the Company’s objectives. As at the date of this announcement, GRGC, the largest Shareholder, holds an aggregate of 37.12% of the issued share capital of the Company.

INFORMATION ON CRE

CRE is a limited liability company incorporated in the PRC on April 9, 1997. CRE is mainly engaged in small parcels railway express transport, general freight transport, high-speed railway express transport and multimodal transport. As at the date of this announcement, CSRG is the controlling shareholder and de facto controller of CRE, holding, directly and indirectly, 99.11% shareholding interests in CRE.

According to the unaudited management accounts of CRE for the nine months ended September 30, 2020, the total and net asset value of CRE as at September 30, 2020 was RMB2,873 million and RMB-19,405 million, respectively.

Accordingly to the audited financial statements of CRE for the two years ended December 31, 2018 and 2019 and the unaudited management accounts of CRE for the nine months ended September 30, 2020, the net loss before and after tax of CRE for the two years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2020 are set out below:

	Year ended December 31, 2018 (audited)	Year ended December 31, 2019 (audited)	Nine months ended September 30, 2020 (unaudited)
	RMB in millions	RMB in millions	RMB in millions
Loss before tax	(1,302)	(1,095)	(128)
Loss after tax	(1,302)	(1,095)	(128)

INFORMATION ON CSRG

CSRG is a solely state-owned enterprise under the management of the central government with registered capital of RMB1.7395 trillion. CSRG focuses on railway passenger and freight transport services and carries out diversified business operation. Its responsibilities include unified control and command of railway transport, unified allocation of transport capacity of the network, public welfare transport specified by national regulations and railway revenue clearing and income management.

INFORMATION ON XIZANG LINGFENG

Xizang Lingfeng is a limited liability company incorporated in the PRC. Xizang Lingfeng is mainly engaged in real estate business. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Xizang Lingfeng and its ultimate beneficial owner are third parties independent of the Company and connected persons of the Company. As at the date of this announcement, Lhasa City Construction Investment Management Co., Ltd.* (拉薩市城市建設投資經營有限公司), the sole shareholder of Xizang Lingfeng, holds 100% shareholding interests in Xizang Lingfeng.

LISTING RULES IMPLICATIONS

As all the applicable Percentage Ratios are less than 5%, the Capital Contribution does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

CSRG is the de facto controller of GRGC, the largest Shareholder holding an aggregate of 37.12% of the issued share capital of the Company as at the date of this announcement. CRE is a subsidiary of CSRG. Accordingly, CSRG and CRE are connected persons of the Company and the Capital Contribution by the Company to CRE constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable Percentage Ratios in respect of the Capital Contribution are more than 0.1% but all the applicable Percentage Ratios are less than 5%, the Capital Contribution is subject to the reporting and announcement requirements but exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

At the Board meeting held to approve the Capital Contribution, Mr. Wu Yong, Mr. Guo Jiming, Mr. Wang Bin and Mr. Zhang Zhe were considered to be interested in the Capital Contribution and had abstained from voting on the relevant Board resolutions.

The expected return on the Company’s investment in CRE may be affected by policies and market conditions. Shareholders, investors and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors

“Capital Contribution”	the proposed injection of cash by the Company into the capital of CRE in proportion to its shareholding interests

“Company”	Guangshen Railway Company Limited (廣深鐵路股份有限 公司), a joint stock limited company incorporated in the PRC, the H Shares of which are listed on The Stock Exchange of Hong Kong Limited and the A Shares of which are listed on the Shanghai Stock Exchange

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“CRE”	China Railway Express Co., Ltd.* (中鐵快運股份有限公司), a limited liability company incorporated in the PRC on April 9, 1997 and a subsidiary of CSRG

“CRE Capital Raising”	the Capital Contribution and contributions from the other CRE Shareholders

“CRE Shareholders”	CSRG and its 18 wholly-owned subsidiaries, Xizang Lingfeng and the Company

“CSRG”	China State Railway Group Company, Ltd.* (中國國家鐵路 集團有限公司), a solely state-owned enterprise established in accordance with the approval of the State Council and the Company Law of the PRC

“Directors”	the directors of the Company

“GRGC”	China Railway Guangzhou Group Company* (中國鐵路廣州 局集團有限公司), a company incorporated in the PRC and the largest Shareholder

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“Percentage Ratios”	the percentage ratios set out in Rule 14.07 of the Listing Rules

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share(s) of nominal value of RMB1.00 each in the share capital of the Company

“Shareholder(s)”	Shareholder(s) of the Company

“Xizang Lingfeng”	Xizang Lingfeng Industrial Group Co., Ltd.* (西藏領峰實業 集團有限公司), a limited liability company incorporated in the PRC

“%”	percent

*	The English names are for identification purposes only.

By Order of the Board Guangshen Railway Company Limited Tang Xiangdong Company Secretary

Shenzhen, the PRC

January 26, 2021

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong Hu

Lingling Guo

Xiangdong

Non-executive Directors

Guo Jiming

Wang Bin

Zhang Zhe

Independent Non-executive Directors

Frederick Ma Si-Hang

Tang Xiaofan

Qiu Zilong